                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No. 13)




                            FIRSTMERIT CORPORATION
  -----------------------------------------------------------------------------
                                (Name of Issuer)



                                  Common Stock
  -----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  318677 10 1
  -----------------------------------------------------------------------------
                                 (Cusip Number)




Check the following if a fee is being paid with this statement ___.    (A fee
is not required only if the filing person:


(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                      (Continued on the following page(s))

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
       CUSIP NO.                                 318677 10 1                 13G          PAGE 2 OF 5     PAGES

   1   NAME OF REPORTING PERSON

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       FirstMerit Corporation
       I.R.S. Employer Identification No. 34-1339938

   2   CHECK THE APPROPRIATE BOX IF A
       MEMBER OF A GROUP*
                                                                       (a)   /  /

                                                 Not Applicable        (b)   /  /
   3   SEC USE ONLY

   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       State of Ohio

                                             5   SOLE VOTING POWER        1,231,737  4.5%

                    Number of
                      Shares                 6   SHARED VOTING
                   Beneficially                  POWER                       18,009  0.1%
                     Owned By
                  Each Reporting             7   SOLE DISPOSITIVE
                   Person With                   POWER                      988,761  3.6%

                                             8   SHARED
                                                 DISPOSITIVE POWER          775,435  2.9%


   9   AGGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH REPORTING PERSON

                  1,764,196

  10   CHECK BOX IF THE AGGREGATE AMOUNT
       IN ROW (9) EXCLUDES CERTAIN SHARES*

                Not Applicable

  11   PERCENT OF CLASS REPRESENTED BY
       AMOUNT IN ROW 9

                     6.5%

  12   TYPE OF REPORTING PERSON*

                      HC

SEC 1745 (6-80)                            *SEE INSTRUCTIONS BEFORE FILING OUT


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                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

                 Under the Securities and Exchange Act of 1934

                               (Amendment No. 13)

ITEM 1 (A).  NAME OF ISSUER:

       FirstMerit Corporation
- -----------------------------------------------------------------------------


ITEM 1 (B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

       III Cascade Plaza, 7th Floor
- -----------------------------------------------------------------------------
       Akron, OH 44308
- -----------------------------------------------------------------------------


ITEM 2 (A).  NAME OF PERSON FILING:

       FirstMerit Corporation
- -----------------------------------------------------------------------------


ITEM 2 (B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

       III Cascade Plaza, 7th Floor
- -----------------------------------------------------------------------------
       Akron, OH 44308
- -----------------------------------------------------------------------------


ITEM 2 (C).  PLACE OF ORGANIZATION:

State of Ohio
- -----------------------------------------------------------------------------


ITEM 2 (D).  TITLE OF CLASS OF SECURITIES:

Common Stock
- -----------------------------------------------------------------------------


ITEM 2 (E).  CUSIP NUMBER:

       318677 10 1
- -----------------------------------------------------------------------------


ITEM 3.         IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR
                     13D - 2 (B), INDICATE TYPE OF PERSON FILING:


Person filing is a Parent Holding Company, in accordance with
240.13d - 1(b)(ii)(G)
- -----------------------------------------------------------------------------

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
ITEM 4.  OWNERSHIP:

          (a)  Amount of beneficially owned:                                  1,764,196  shares
                                                                            ---------------------
          (b)  Percent of class:                                                     6.5 %
                                                                            ---------------------
          (c)  Number of shares as to which such person has:

              (i) Sole power to vote or to direct the vote                              1,231,737
                                                                                        ---------
             (ii) Shared power to vote or to direct the vote                               18,009
                                                                                        ---------
            (iii) Sole power to dispose or to direct the disposition of                   988,761
                                                                                        ---------
             (iv) Shared power to dispose or to direct the disposition of                 775,435
                                                                                        ---------


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not Applicable
          --------------

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
          PERSON:

          Other persons are known to have the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of these securities. Those persons whose interest relates to more than five percent of the class are:

          None
          ----

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARIES
          WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
          PARENT HOLDING COMPANY:

          Identification:  (A) First National Bank of Ohio
                           -------------------------------
          Classification:  (B) A Bank as defined by Section
                           --------------------------------
                           3(A)(6) of the Act.
                           -------------------

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
          GROUP:

          Not Applicable
          --------------

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP:

          Not Applicable
          --------------



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ITEM 10.  CERTIFICATION

The undersigned expressly declares that the filing of the Schedule 13G shall not be construed as an admission that the undersigned is, for purposes of
Section 13(d) and 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Schedule 13G.


By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 13, 1995
       -----------------


By: Terry E. Patton
    --------------------------------
    Terry E. Patton
    Senior Vice President, Secretary





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